Mail Stop 4561

July 28, 2008

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

> **Re: iStar Financial Inc.**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 001-15371**

Dear Ms. Rice:

We have reviewed your response letter dated June 13, 2008, and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended March 31, 2007

Item 1. Financial Information

Notes to Consolidated Financial Statements

Note 15 – Fair Value of Financial Instruments, page 35

1.   We note your response to comment four from our letter dated May 27, 2008.
        Please be advised that if in the future your impaired loans are measured based on
        the fair value of the underlying collateral, the fair value of the impaired loan will
        be measured on a recurring basis as the practical expedient will be utilized.
        Under paragraph C18 of SFAS 157, when the practical expedient is used, the
        guidance in SFAS 157 is applicable to the measurement of impaired loans.

                                    *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comment.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the
undersigned at 202.551.3629 if you have questions.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief